SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

São Paulo, February 7, 2008

Bovespa
Company Oversight Department (GAE)
Mr. Nelson Barroso Ortega

Dear Sirs,

In response to the official letter GAE/SAE 0159/08 sent on February 6, 2008, the company hereby clarifies that the information referred to was presented at the results conference call and is available on the Company’s website.

Please contact us if you need any further clarifications.

Sincerely,

João Adalberto Elek Jr.

Chief Financial and Investor Relations Officer
Net Serviços de Comunicação SA

The text of the official letter, which was sent to the fax number (11) 2111-2780, follows below.

GAE/SAE 0159-08
February 6, 2008

Net Serviços de Comunicação S.A.
Investor Relations Department
Mr. João Adalberto Elek Júnior

Dear Sirs,

An article published in the newspaper O Estado de São Paulo on February 2, 2008 stated that Net:

- continues to expect its operating margin, as measured by EBITDA, to remain between 26% and 28% in 2008;

- plans to invest close to R$550 million in acquiring new clients and a further R$200 million in improving network stability and quality.

We request further clarification regarding this news article as well as any other information deemed relevant.

Sincerely,

Nelson Barroso Ortega
Company Oversight Department (GAE)
Phone: +55 (11) 3233-2063/3233-2222

c.c. CVM - Comissão de Valores Mobiliários
Ms. Elizabeth Lopez Rios Machado – Corporate Relations Superintendent
Mr. Waldir de Jesus Nobre – Market and Intermediate Relations Superintendent

The company’s response should be sent solely through the IPE system, by selecting the category notice to the market and the type clarifications on CVM/Bovespa consultations, which results in the simultaneous transmission of the file to the CVM and the Bovespa.

With the objective of better understanding by the general market, the file to be sent should include a transcript of the aforementioned consultation before the company’s response.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 07, 2008

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.